UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

VSEE HEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92919Y102

(CUSIP Number)

Imoigele P. Aisiku, Co-Chief Executive Officer

VSEE HEALTH, INC.

980 N. Federal Highway, #304

Boca Raton, FL 33432

561 672 7068

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 92919Y102	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS IMOIGELE P. AISIKU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 3,536,990
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,536,990
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,536,990
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.07%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 14,692,820 shares of common stock issued and outstanding on the closing date of the Business Combination (as defined below).

CUSIP No. 92919Y102	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

(a)	Title and Class of equity securities: Common Stock, par value $0.0001 per share, of which 14,692,820 shares were issued and outstanding on the closing date of the Business Combination (as defined below).

(b)	Name and address of the principal executive officers of Issuer: VSee Health, Inc., 980 N. Federal Highway, #304, Boca Raton, FL 33432

Item 2.	Identity and Background

(a)	Name of reporting person: Imoigele P. Aisiku

(b)	Residence or business address: 980 N. Federal Highway, #304, Boca Raton, FL 33432

(c)	Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted: Co-Chief Executive Officer, Director and Chairman, VSee Health, Inc., 980 N. Federal Highway, #304, Boca Raton, FL 33432

(d)	The reporting person has not, during the last five years been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors)

(e)	The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States of America

Item 3.	Source and Amount of Funds or Other Consideration

(a)	Source of funds: Reporting person acquired the Shares (defined below) in connection with the Closing (as defined below) of transactions under that certain Business Combination Agreement, as amended by the first amendment dated as of February 13, 2024, and the second amendment dated April 17, 2024 (as amended, the “Business Combination Agreement” and the transaction contemplated thereby “Business Combination”), by and among Digital Health Acquisition Corp., a Delaware corporation (“DHAC”), Digital Health Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of DHAC (“Merger Sub I”), Digital Health Merger Sub II, Inc., a Texas corporation and wholly owned subsidiary of DHAC (“Merger Sub II”), VSee Lab, Inc., a Delaware corporation (“VSee Lab”), and iDoc Virtual Telehealth Solutions, Inc., a Texas corporation (“iDoc”).

On June 24, 2024, the parties closed the Business Combination (the “Closing”), pursuant to which (A) (i) Merger Sub I merged with and into VSee Lab, which became a wholly owned subsidiary of DHAC, (ii) Merger Sub II merged with and into iDoc, which became a wholly owned subsidiary of DHAC, and (iii) DHAC changed its name to VSee Health, Inc. and (B) (i) issued and outstanding shares of Class A common stock of VSee Lab were converted into the right to receive shares of common stock of Issuer, and (ii) issued and outstanding shares of Class A common stock of iDoc were converted into the right to receive shares of common stock of Issuer.

(b)	Amount of funds: Not applicable.

Item 4.	Purpose of Transaction

Business combination as described in Item 3(a) above. Reporting person currently has no plans which may relate to or result in:

(a)	the acquisition or disposition of securities of Issuer,

CUSIP No. 92919Y102	13D	Page 4 of 5 Pages

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	any sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Issuer;

(f)	any other material change in Issuer’s business or corporate structure;

(g)	any change in Issuer’s charter, bylaws or instruments corresponding thereto or any other actions which may impede the acquisition of control of Issuer by any person;

(h)	causing a class of Issuer’s securities to be delisted from a nation securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Issuer becoming ineligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number and percentage of class beneficially owned: Reporting Person beneficially owns 3,536,990 shares of common stock (the “Shares”) of Issuer. The Shares represent 24.07% of the issued and outstanding shares of common stock of Issuer.

(b)	Reporting person has sole voting and investment power with respect to the Shares.

(c)	Transactions effected within 60 days of June 24, 2024: See Item 3(a) above.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Reporting person is subject to various lock-up agreements with respect to the Shares.

Item 7.	Material to Be Filed as Exhibits

None.

CUSIP No. 92919Y102	13D	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2024

/s/ Imoigele P. Aisiku
Imoigele P. Aisiku

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 100)